

July 22, 2011

Via E-mail
Chunping Fong
Chief Financial Officer
China Lithium Technologies, Inc.
15 West 39th Street Suite 14B
New York, NY 10018

> **Re:** **China Lithium Technologies, Inc.**
> **Amendment No. 1 to Form 10-K for fiscal year ended June 30, 2010**
> **Filed May 20, 2011**
> **Form 10-Q for the fiscal period ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-53263**

Dear Mr. Fong:

We have reviewed your response letter dated July 12, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for fiscal year ended June 30, 2010

Item 8. Financial Statements

Note 11. Income Taxes, page F-44

1. We reference the table provided in the response to prior comment 10. In future filings, please clarify the nature of the deferred tax asset(s) in addition to the country of origin.

Note 15. Restatements, page F-47

2. We note the proposed changes provided in response to prior comment 12. In the restatement footnote, please also include the "originally reported" and "as restated" balances for each stockholder's equity line item that changed as a result of the restatement. Refer to FASB ASC 250-10-50-7.

Item 13. Certain Relationships and Related Transactions, page 55

3. We note your response to prior comment 14; however, your proposed disclosure does not reference your repayment of $299,925 in fiscal 2010 as disclosed on page F-32, which you stated in your response to prior comment 68 in your letter dated December 17, 2010 relates to the shareholder loan described in your proposed disclosure. Please advise or revise.

Form 10-Q for the fiscal period ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

4. We reference your response to prior comment 23. Please update us on whether you have identified any additional restatements necessary as a result of the error in accounting policy for research and development costs.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding the comments on the financial statements and related matters. If you have any other questions, please contact Mary Beth Breslin at (202) 551-3625 or Geoff Kruczek at (202) 551-3641.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc:.Qian Hu, Esq. (Via E-mail)